April 18, 2007

Mail Stop 3561

<u>Via U.S. Mail and Facsimile</u>

Ms. Alie Chang
President and Chief Executive Officer
International Telecommunications, Inc.
520 Broadway
Suite 350, PMB 188
Santa Monica, California 90401

RE: International Technology Systems, Inc. ("The Company")
File # 333-57514
Form 8-K filed on April 17, 2007

Dear Ms. Chang:

We have reviewed the disclosures in Form 8-K filed on April 17, 2007, and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond within five business days to address our comments and confirm that such comments will be complied with. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

Exhibit 16:

1.   Please file an amended Form 8-K that repeats all your disclosures included in Form 8-K
        filed on April 17, 2007 that includes a letter from your former accountant, indicating
        whether or not they agree with your disclosures in the Form 8-K.

Other

2.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure
        in the filings reviewed by the staff to be certain that they have provided all information
        investors require. Since the company and its management are in possession of all facts
        relating to a company's disclosure, they are responsible for the accuracy and adequacy of
        the disclosures they have made. In connection with responding to our comments, please
        provide, in writing, a statement from the company acknowledging that

        ·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
        ·   staff comments or changes to disclosure in response to staff comments in the filings
            reviewed by the staff do not foreclose the Commission from taking any action with
            respect to the filing; and
        ·   the company may not assert staff comments as a defense in any proceeding initiated by
            the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you
provide to the staff of the Division of Corporation Finance in our review of your filing or in
response to our comments on your filing.

Please file your supplemental response via Edgar in response to these comments within five
business days of the date of this letter. Please note that if you require longer than five business
days to respond, you should contact the staff immediately to request additional time. You may
contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any
questions.

                                        Sincerely,

                                        E. L. Simpson

                                        Effie Simpson
                                        Staff Accountant